Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

Bellisio Foods, Inc.

Bellisio Acquisition Corp.

and

Overhill Farms, Inc.

Dated as of May 14, 2013

i

TABLE OF CONTENTS
(Continued)

ii

TABLE OF CONTENTS
(Continued)

iii

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 14, 2013 (this “Agreement”), is entered into by and among Bellisio Foods, Inc., a Minnesota corporation (“Parent”), Bellisio Acquisition Corp., a Nevada corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Overhill Farms, Inc., a Nevada corporation (the “Company”). All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), in accordance with the Nevada Revised Statutes (the “NRS”), whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (which shares of Company Common Stock are hereinafter referred to as the “Shares”) (other than Shares to be cancelled in accordance with Section 3.1(b)) will be converted into the right to receive $5.00 (the “Merger Consideration”), payable net to the holder in cash, without interest;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby in accordance with the requirements of the NRS and (iii) recommended that the Company’s stockholders vote their Shares in favor of adopting and approving this Agreement and the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”);

WHEREAS, the Boards of Directors of Parent and Merger Sub have, upon the terms and subject to the conditions set forth herein, (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of Parent and Merger Sub and their respective stockholders and (ii) adopted, approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company have entered into voting agreements with Parent and Merger Sub (the “Voting Agreements”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

1.1        Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) does not contain any provision prohibiting or otherwise restricting the Company from making any of the disclosures required to be made to the Parent or Merger Sub by Section 6.3 or any other provision of this Agreement and (ii) contains provisions that are no less favorable in any meaningful respect to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any offer or proposal concerning any (a) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company, (b) sale, lease or other disposition of assets of the Company representing 20% or more of the assets of the Company, (c) issuance or sale by the Company of Equity Interests representing 20% or more of the voting power (or 20% or more of the aggregate number of all outstanding Shares) of the Company, (d) transaction in which any Person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests representing 20% or more of the voting power (or 20% or more of the aggregate number of all outstanding Shares) of the Company or (e) any combination of the foregoing (in each case, other than the Merger).

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Anti-takeover Law” means any and all “fair price,” “moratorium,” “control share acquisition,” “business combination” and other similar laws of the State of Nevada or any other state or jurisdiction, including the “Acquisition of Controlling Interest” statutes set forth in NRS 78.378 – 78.3793, inclusive, and the “Combinations with Interested Stockholders” statutes set forth in NRS 78.411 – 78.444, inclusive.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business” means the business conducted by the Company in the design, development, research, use, manufacture or sale of the Company Products.

“Business Day” means any day other than Saturday, Sunday and any day on which commercial banks in New York, New York are required or permitted by Law to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the Internal Revenue Code of 1986, as amended.

“Co-Manufacturing Agreement” means the Co-Manufacturing, Sales, and Distribution Agreement, dated July 1, 2011, between Company and Parent, as amended by the First Amendment to Co-Manufacturing, Sales, and Distribution Agreement, dated December 28, 2012, as further amended by the Second Amendment to Co-Manufacturing, Sales, and Distribution Agreement, dated February 27, 2013, as further amended by the Third Amendment to Co-Manufacturing, Sales, and Distribution Agreement, dated March 27, 2013.

“Company Benefit Plans” means all “employee benefit plans” as defined in Section 3(3) of ERISA and all bonus, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plans, programs or arrangements, and all employment, consulting, termination, severance or other contracts or agreements, whether or not in writing and whether or not funded, to which the Company is a party, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company for the benefit of any Service Provider of the Company.

“Company Material Adverse Effect” means any effect, change, circumstance, development or event that, individually or in the aggregate, is or would reasonably be expected to (A) be materially adverse to the business, condition (financial or otherwise), results of operations, assets or liabilities of the Company or (B) materially delay, prevent, limit or impair the Company from performing its obligations under this Agreement in a timely manner or to consummate the transactions contemplated by this Agreement in a timely manner; provided, however, that, for purposes of clause (A) above, none of the following (nor the effects thereof) shall be deemed, individually or in the aggregate, to constitute, and none of the following (nor the effects thereof) shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) changes or conditions affecting the United States economy or financial markets or foreign economies or financial markets; (ii) changes in or developments in the industry in which the Company operates, including seasonal changes, (iii) any failure, in and of itself, by the Company to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to clause (iii), the facts or circumstances giving rise or contributing to such failure to meet estimates, predictions, projections or forecasts may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect); (iv) any changes in Law or GAAP becoming effective after the date hereof; (v) changes or conditions resulting from acts of war, terrorism or nature or political or regulatory conditions; (vi) changes resulting from the announcement of the transactions contemplated by this Agreement (including, but not limited to, any resulting adverse changes in the Company’s relationship with its employees, customers, partners or suppliers), in each case to the extent resulting from the identity of Parent or any of its Affiliates as the acquirer of the Company; (vii) any changes in the price or trading volume of the Company Common Stock (it being understood that, with respect to clause (vii), the facts or circumstances giving rise or contributing to such changes in price or trading volume may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect); or (viii) any natural disasters or acts of God; provided, further, however, that clauses (i), (ii), (iv), (v) and (viii) shall not apply to the extent such effect, change, circumstance, development or event has had a disproportionate impact on the Company, compared to other participants in the industry.

“Company Product” means any frozen food product, including entrées, multi-serve trays, bag meals, plated meals, bulk-packed meal components (including cooked chicken or beef), pastas, soups, sauces, poultry, meat and fish specialties, and organic and vegetarian offerings manufactured or marketed by the Company and any other product manufactured or marketed by the Company.

“Company Proxy Statement” means a proxy statement relating to the Company Stockholders Meeting.

“Company Stockholders Meeting” means the special meeting of the stockholders of the Company to be held to consider the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger.

“Competition Law” means any merger control law or regulation that is applicable to the transactions contemplated by this Agreement.

“Contracts” means any contract, agreement, indenture, note, bond, loan, license, instrument, lease or any other legally binding commitment, plan, arrangement or understanding, whether oral or written.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Default Rate” means an interest rate (which shall in no event be higher than the rate permitted by applicable Law) equal to 8% per annum.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, or any other law of similar effect.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership interest, membership interest or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“ERISA Affiliate Liability” means all liabilities (a) under Section 302 of ERISA, (b) under Title IV of ERISA, (c) under Sections 412 or 4971 of the Code, in the case of clauses (a), (b) and (c), that are imposed on the Company under or in respect of an employee benefit plan solely by reason of the treatment of the Company as a single employer with another Person as a result of the application of Sections 414(b), (c), (m) or (o) of the Code or by reason of the treatment of the Company as under common control with another Person as a result of the application of Section 4001(b) of ERISA, and (d) in respect of a “multiemployer plan” (within the meaning of ERISA) that are imposed on the Company on a so-called “controlled group” basis, including under Section 414 of the Code.

“Expense Reimbursement Amount” means with respect to any Person, all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket legal fees, financial advisory fees, and other consulting fees) incurred by such Person or its Affiliates in connection with the transactions contemplated herein, including costs incurred in connection with due diligence, negotiation and preparation of this Agreement and the documents contemplated herein (including the Financing), in an aggregate amount not exceeding $2,000,000.

“Expenses” includes all reasonable and documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Company Proxy Statement, and any solicitation of stockholder approvals and all other matters related to the transactions contemplated by this Agreement.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any nation, federal, state, county municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, including any court thereof.

“group” has the meaning ascribed to it in the Exchange Act, except where the context otherwise requires.

“Hazardous Substances” means any pollutant, chemical, substance, and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, or any infectious agent or biological material, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, mold, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means all (a) U.S. and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patents and patent applications that are counterparts to such patents and patent applications, (b) U.S. and foreign trademarks, service marks, trade dress, logos, trade names, taglines, brand names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) U.S. and foreign copyrights, mask works, designs and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (e) Trade Secrets, (f) URL and Internet domain name registrations, Internet addresses and other computer identifiers, (g) inventions (whether or not patentable) and improvements thereto, (h) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing and (i) other proprietary, industrial or intellectual property rights now known or hereafter recognized in any jurisdiction worldwide.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means any employee of the Company with a base annual salary in excess of $100,000.

“Knowledge” of a Person means the actual knowledge of the Chief Executive Officer, the Chief Financial Officer, Vice President of Finance, Senior Vice President of Production and Quality Control, Vice President of Human Resources and Vice President of Cost Accounting of the Company, in each case after reasonable inquiry.

“Labor Laws” means all Laws as they relate to employment, employment practices and terms and conditions of employment, including Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.), the calculation and payment of wages, equal employment opportunity (including Laws prohibiting discrimination and/or harassment on the basis of race, national origin, religion, gender, disability, age, workers’ compensation, or any other protected classification), affirmative action, workers’ compensation, unemployment, the payment of social security, employment of minors, health and safety, labor relations, unions, withholding, wages and hours and overtime of any kind, pay equity, employee classification, family and medical leave, the Immigration Reform and Control Act, the Worker Adjustment and Retraining Act of 1998 and any similar applicable Laws.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Leased Real Property” means all real property leased, licensed or otherwise occupied by the Company.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, lease, license, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Financial Statements in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens incurred in the ordinary course of business or other encumbrances arising by operation of Law and for which appropriate reserves have been established on the Financial Statements in accordance with GAAP, (c) Non-monetary Liens that do not, individually or in the aggregate, materially detract from the value or materially interfere with any present or intended use of such property or assets and (d) Liens in favor of Bank of America, N.A. pursuant to the Revolving Credit Facility and the “Loan Documents” referenced therein.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information that, alone or in combination with other information held by the Company, allows the identification of or contact with a natural person or can be used to identify a natural person.

“Revolving Credit Facility” means the Credit Agreement, dated as of September 24, 2010, between the Company, as the borrower, and Bank of America, N.A., as the sole initial lender and administrative agent, as amended.

“Securities Act” means the Securities Act of 1933.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, menus, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation related thereto.

“Specified Governmental Entity” means any Governmental Entity in the United States or any State thereof.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Superior Proposal” means a written and bona fide Acquisition Proposal (except the references therein to “20%” will be replaced by “50.1%” and the parenthetical phrases in clauses (c) and (d) therein will, in each instance, be replaced by the phrase “and 50.1% or more of each class of equity securities”) made by a third party that the Company Board has determined in its good faith judgment, after consultation with its outside legal counsel and with its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial (including the availability of committed financing) and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Merger (after giving effect to all adjustments to the terms thereof which may be irrevocably offered by Parent).

“Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Return” means any report, return (including information return), claim for refund or declaration filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other media, including Software, technical documentation, specifications, designs, build instructions, test reports, schematics, algorithms, formulae, test vectors, databases, lab notebooks, processes, prototypes, materials, samples, studies, or other know-how and other works of authorship.

“Trade Secrets” means trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information).

“Treasury Regulations” means regulations promulgated by the United States Department of the Treasury under the Code.

“Triggering Event” will be deemed to have occurred if: (a) the Company Board (or a committee thereof) effects a Change of Board Recommendation (whether or not in compliance with Section 6.3); (b) the Company enters into any Alternative Acquisition Agreement; (c) the Company Board (or a committee thereof) publicly recommends to its stockholders any Acquisition Proposal; (d) an Acquisition Proposal has been publicly disclosed (other than by the commencement of a tender offer or exchange offer), and the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within three Business Days after Parent’s written request therefor; (e) a tender offer or exchange offer for securities of the Company is commenced and the Company Board shall have failed to recommend against acceptance by the Company’s stockholders of such tender offer or exchange offer (including for these purposes, by taking any position contemplated by Rule 14e-2 under the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten Business Days of such commencement; (f) the Company materially breaches its obligations under Section 6.3 or Section 6.4; or (g) the Company Board (or a committee thereof) formally resolves to take or announces its intention to take any of the foregoing actions.

“Uncured Inaccuracy” with respect to a representation or warranty of a party to the Agreement as of a particular date will be deemed to exist only if such representation or warranty is inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty has not been cured in all material respects since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of the Agreement or as of another particular date, then there will not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty was inaccurate as of the date of the Agreement or such other particular date, respectively, and the inaccuracy in such representation or warranty has not been cured in all material respects since such date.

1.2            Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section

Agreement	Preamble
Alternative Acquisition Agreement	6.3(a)(ii)
Alternative Financing	6.15
Articles of Merger	2.2
Book-Entry Shares	3.2(b)
Breach Notice	8.1(g)
Breakup Fee	8.2(b)
Certificates	3.2(b)
Change of Board Recommendation	6.3(d)
Closing	2.2
Closing Date	2.2
Collective Bargaining Agreement	4.13(b)
Commitment Letter	5.7
Company	Preamble
Company Articles	4.1(c)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	4.1(c)
Company Common Stock	Recitals
Company Disclosure Letter	4
Company Employee	6.7(a)
Company Financial Advisor	4.22
Company Financial Statements	4.7(a)
Company Material Contract	4.14(a)
Company Options	3.3(a)
Company Permits	4.6(a)
Company Preferred Stock	4.2(a)

Term	Section
Company Representatives	6.2
Company SEC Documents	4.7(a)
Company Stock Option Plans	3.3(a)
Company Stockholder Approval	4.23
Confidentiality Agreement	6.2
D&O Insurance	6.8(c)
Effective Time	2.2
ERISA	1.1
Exchange Act	4.5
Fairness Opinion	4.22
FDA	4.26(a)
Financing	6.15
Food Authorities	4.26(a)
FTC	4.26(a)
Indemnity Provisions	6.8(a)
Insurance Policies	4.19
Licensed Intellectual Property	4.17(a)
Material Intellectual Property	4.17(b)
Merger	Recitals
Merger Consideration	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	3.1(c)
New Plans	6.7(b)
Non-Required Remedy	6.5(e)
Notice Period	5.3(f)(i)
NRS	Recitals
NYSE	4.5
Option Payments	3.3(a)
Order	4.15(b)
Other Interested Party	6.3(b)
Outside Date	8.1(f)
Owing Party	8.2(g)
Owned Intellectual Property	4.17(a)
Parent	Preamble
Parent Disclosure Letter	5
Parent Group	8.3(b)
Parent Representatives	6.2
Parent Subsidiaries	5.3
Parent Subsidiary	5.3
Paying Agent	3.2(a)
Proceeding	4.15(a)
Registered Intellectual Property	4.17(a)
Representatives	6.2
Required Vote	4.23
Reverse Termination Fee	8.2(f)

Term	Section
Sarbanes-Oxley Act	4.7(a)
SEC	4.7(a)
Section 16	6.11
Service Providers	4.12(a)
Shares	Recitals
Subsequent Time	6.3(c)
Surviving Corporation	2.1(a)
USDA	4.26(a)
Voting Agreements	Recitals
WARN	4.13(c)

1.3        Interpretation. For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Except as otherwise expressly provided herein, any Law defined or referred to herein will refer to such Law as amended and the rules and regulations promulgated thereunder. Unless otherwise specifically provided for herein, the term “or” will not be deemed to be exclusive.

ARTICLE 2
THE MERGER

2.1        The Merger.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NRS, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger will have the effects set forth in the applicable provisions of the NRS. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

(b)            At the Effective Time, the articles of incorporation of the Surviving Corporation will, by virtue of the Merger, be amended and restated so as to read in their entirety in the form set forth as Exhibit A hereto, until thereafter changed or amended as provided therein or by applicable Law. In addition, the Company and the Surviving Corporation will take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation will be amended and restated so as to read in their entirety in the form set forth as Exhibit B hereto, until thereafter changed or amended as provided therein or by applicable Law.

(c)            The directors of Merger Sub immediately prior to the Effective Time will, at the Effective Time, be the directors of the Surviving Corporation, each to serve thereafter in such capacity in accordance with the articles of incorporation and bylaws of the Surviving Corporation until his or her successor shall have been duly elected or appointed and qualified, or until his or her earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation and applicable Law. The officers of the Company immediately prior to the Effective Time will, at the Effective Time, be the officers of the Surviving Corporation, each to serve thereafter in such capacity in accordance with the articles of incorporation and bylaws of the Surviving Corporation until his or her successor shall have been duly elected or appointed and qualified, or until his or her earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation and applicable Law.

(d)            If at any time after the Effective Time, the Surviving Corporation determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

2.2        Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the third Business Day after the satisfaction or waiver of all of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that the Company shall not require Parent to close the transactions contemplated hereby during the time that the lenders under the Commitment Letter are marketing the syndication process pursuant to the terms thereof, which shall not exceed the earlier of (i) twenty Business Days from the bank meeting to complete such syndication process and (ii) twenty Business Days following the satisfaction or waiver of all of the conditions set forth in Section 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing). On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company will cause articles of merger (the “Articles of Merger”), to be executed and filed with the Secretary of State of the State of Nevada in accordance with the relevant provisions of the NRS and will make all other filings or recordings required under the NRS. The Merger will become effective at the time the Articles of Merger will have been duly filed with the Secretary of State of the State of Nevada or such later date and time as is agreed upon by the parties and specified in the Articles of Merger, such date and time hereinafter referred to as the “Effective Time.”

ARTICLE 3
CONVERSION OF SECURITIES IN THE MERGER

3.1        Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)            Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 3.1(b), will be converted into the right to receive the Merger Consideration, payable to the holder in cash, without interest, upon surrender of the certificate formerly representing such Shares in accordance with Section 3.2. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate (as defined below) that immediately prior to the Effective Time represented any of the Shares (other than Shares to be cancelled in accordance with Section 3.1(b)) shall thereafter represent only the right to receive the Merger Consideration, without interest.

(b)            Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company, and all Shares owned of record by Parent, Merger Sub or any of their respective wholly-owned Subsidiaries, will be cancelled and will cease to exist, with no payment being made with respect thereto.

(c)            Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and such shares shall constitute the only shares of capital stock of the Surviving Corporation outstanding at the Effective Time. From and after the Effective Time, all certificates representing Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the preceding sentence.

3.2        Payment for Securities; Surrender of Certificates.

(a)            Paying Agent. At or prior to the Effective Time, Parent will designate a reputable bank or trust company, mutually agreeable to both Parent and the Company, to act as the paying agent for purposes of effecting the payment of the Merger Consideration in connection with the Merger (the “Paying Agent”). At or promptly after the Effective Time, Parent or Merger Sub will deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares will be entitled at the Effective Time pursuant to this Agreement, together with the aggregate Option Payments (except to the extent that Parent determines to make any such Option Payments to employees through the payroll of the Surviving Corporation). Such funds will be invested by the Paying Agent as directed by Parent, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the Shares. Earnings from such investments will be the sole and exclusive property of Parent, and no part of such earnings will accrue to the benefit of holders of Shares.

(b)            Procedures for Surrender. As promptly as practicable after the Effective Time, Parent will cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”) or non-certificated Shares represented by book entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent, and will otherwise be in such form and have such other provisions as Parent or the Paying Agent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates and Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares will be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates and for each Book-Entry Share. Any Certificates and Book-Entry Shares so surrendered will forthwith be cancelled. All cash paid upon the surrender for exchange of Certificates and Book-Entry Shares will be deemed to have been paid in full satisfaction of all rights pertaining to Shares formerly represented by such Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it will be a condition precedent of payment that the Certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer, and the Person requesting such payment will have paid any transfer or similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or will have established to the satisfaction of the Paying Agent that such Taxes either have been paid or are not payable. Any other transfer or similar Taxes incurred in connection with the transactions contemplated by this Agreement will be paid by the Person required to make such payment by applicable Law. Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without any interest accruing thereon.

(c)            Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company will be closed and thereafter there will be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, then (subject to compliance with the exchange procedures of Section 3.2(b)) they will be cancelled and exchanged as provided in this Agreement.

(d)            Termination of Fund; Abandoned Property; No Liability. At any time following the six-month anniversary of the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any funds (including any interest accrued with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders will be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 3.2(b), without interest. If, immediately prior to the second anniversary of the Effective Time (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Certificates or Book-Entry Shares has not complied with the procedures in Section 3.2(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-Entry Shares will, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)            Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 3.1(a) hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f)            Withholding Rights. Notwithstanding anything to the contrary herein, each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

3.3        Treatment of Company Options; Stock Plans.

(a)            Treatment of Company Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) will adopt resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares (the “Company Options”), under any stock option plan of the Company or any other plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option will only be entitled to receive, in consideration of the cancellation of such Company Option and in full settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of Shares previously subject to such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share of such cancelled Company Option, less applicable withholding taxes (such amounts payable hereunder being referred to as the “Option Payments”). From and after the Effective Time, any such cancelled Company Option will be void and of no further force or effect and no longer be exercisable by the former holder thereof, and such holder shall only be entitled to the payment of the Option Payment.

(b)            Termination of Company Stock Option Plans. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) will adopt resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, all Company Stock Option Plans will be terminated and no further Company Options or other rights with respect to Shares will be granted thereunder.

(c)            Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 3.3. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver to any Person any Shares or other Equity Interests of the Company, the Surviving Corporation or any other Person pursuant to or in settlement of Company Options or other rights with respect to Shares.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed prior to the date hereof (but excluding any disclosure contained in such Company SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading and any other disclosures contained or referenced therein of factors or risks that are predictive, cautionary or forward looking in nature), (ii) the disclosure schedule delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) (with each exception set forth in the Company Disclosure Letter being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation and warranty shall also be deemed to be disclosed with respect to each other representation and warranty to which the matter disclosed reasonably relates, but only to the extent that such relationship is reasonably apparent on the face of the disclosure contained in the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1        Organization and Qualification; No Subsidiaries.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada.

(b)            The Company has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has no Subsidiaries.

(c)            The Company has made available to Parent and Merger Sub accurate and complete copies of the currently effective second amended and restated articles of incorporation of the Company (the “Company Articles”) and second amended and restated bylaws of the Company (the “Company Bylaws”), and each of these organizational and governing documents is in full force and effect on the date hereof. The Company is not in violation of the Company Articles or Company Bylaws.

4.2        Capitalization.

(a)            The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the date of this Agreement, there are 16,046,544 shares of Company Common Stock issued and outstanding. As of the date of this Agreement, there are no shares of Company Preferred Stock issued and outstanding. All of the outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)            As of the date of this Agreement, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for or otherwise subject to issuance, except for 192,000 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options under the Company Stock Option Plans. Section 4.2(b) of the Company Disclosure Letter sets forth an accurate and complete list of (A) each holder of Company Options, (B) the number of Company Options held by such holder as of the date hereof, (C) the number and class of Shares subject to each such Company Option (i.e., the original amount less exercises and any cancellations) and (D) the exercise price of each such Company Option. The Company has no outstanding bonds, debentures, notes, or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c)            Except for Company Options to purchase not more than 192,000 shares of Company Common Stock, as of the date of this Agreement, there are no options to acquire Shares. Other than as set forth in the previous sentence, there are no options, restricted shares, warrants, calls, conversion rights, stock appreciation rights, phantom stock, profit participation or similar rights, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements, commitments or other Contracts of any character obligating the Company to issue or sell any Shares or other Equity Interests of the Company or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. As of the date of this Agreement, there are no outstanding rights, agreements, arrangements or commitments of any character obligating the Company to repurchase, redeem or otherwise acquire any Shares or other Equity Interests of the Company.

(d)            There are no outstanding contractual obligations of the Company (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of or (iv) granting any preemptive or antidilutive rights with respect to, any Shares or other Equity Interests in the Company. There are no voting trusts, proxies or similar Contracts to which the Company is a party or of which the Company has Knowledge with respect to the voting of any shares of capital stock of, or ownership interest in, the Company, other than the Voting Agreements.

(e)            The Company does not own directly or indirectly any Equity Interest in any Person and has no obligation and has made no commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(f)             Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Option Plan pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of such a share of Company Common Stock on the date of such grant and no such Company Option provides for a “deferral of compensation” within the meaning of Treasury Regulation Section 1.409A-1(b)(5)(i)(A), (iii) has a grant date identical to or after the date on which such Company Option was actually approved by the Company Board or an authorized committee or subcommittee thereof and (iv) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Financial Statements, respectively.

4.3        Authority.

(a)            The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to obtaining the Company Stockholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the Company Stockholder Approval and the filing of the Articles of Merger with the Secretary of the State of Nevada. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)            At a meeting duly called and held prior to the execution and delivery of this Agreement, the Company Board adopted resolutions by which the Company Board (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, in accordance with the requirements of the NRS and (iii) recommended that the Company’s stockholders vote their Shares in favor of adopting and approving this Agreement and the transactions contemplated hereby, including the Merger, and, as of the date hereof, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

4.4        No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Articles or Company Bylaws; (b) assuming the accuracy of the representations set forth in Section 5.6(a) and that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its properties or assets; (c) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company pursuant to, any Contract to which the Company is a party or is otherwise bound; or (d) assuming that all consents from third parties to any applicable Contracts described in Section 4.4 of the Company Disclosure Letter have been obtained and all filings and notifications described in Section 4.5 of the Company Disclosure Letter have been made and any waiting periods thereunder have terminated or expired, constitute or result in the loss or impairment of, payment of any additional amounts with respect to, or the consent of any other Person being required in respect of, the Company’s right to own or use any Intellectual Property Rights, except, with respect to any of clauses (b), (c) and (d), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

4.5        Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing and/or recordation of the Articles of Merger as required by the NRS, (b) the Company Stockholder Approval, (c) compliance with any applicable requirements of the HSR Act and other applicable foreign or supranational antitrust and competition laws set forth in Section 4.5 of the Company Disclosure Letter, (d) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), (e) such filings as may be required under the applicable rules and regulations of the New York Stock Exchange (the “NYSE”) or (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

4.6        Permits; Compliance with Law.

(a)            The Company holds all material authorizations, permits, grants, licenses, certificates, exemptions, approvals, orders, consents, franchises, variances and registrations of any Governmental Entity (the “Company Permits”) necessary for it to own, lease and operate its properties and assets or for the operation of the Business. The Company is in compliance, and has been in compliance since January 1, 2010, with the terms of the Company Permits, except where the failure to be in compliance with any Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No suspension, modification, revocation or cancellation of any of the Company Permits is pending or threatened, and no such suspension, modification, revocation or cancellation will result from the consummation of the Merger or any other transaction contemplated by this Agreement.

(b)            Since January 1, 2010, (i) the Company has not been in conflict with, default under or violation of, or has been investigated for, or charged by any Governmental Entity with a violation of, any Law applicable to the Company or by which any property or asset of the Company is or was bound, except for any conflicts, defaults, violations, investigations or charges that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and (ii) no investigation or review by any Governmental Entity with respect to the Company has been pending or, to the Knowledge of the Company, threatened, except for such investigations or reviews, the outcomes of which if determined adversely to the Company, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof.

(c)            Neither the Company nor any of its Representatives has directly or indirectly offered, paid or accepted any remuneration or other thing of value that is prohibited by applicable Law, including under the United States Foreign Corrupt Practices Act of 1977. None of the Company or any of its Representatives has directly or indirectly made or agreed to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback or similar payment to any Person, including (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or pay for special concessions already obtained or (iv) in connection with the approval or regulatory status of the Company Products or the facilities in which the Company Products are manufactured, packaged or stored, or from which the Company Products are initially distributed.

4.7        SEC Filings; Financial Statements.

(a)            Since April 1, 2010, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any Company Subsidiary with the United States Securities and Exchange Commission (the “SEC”), as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents, including the related notes and schedules (collectively, the “Company Financial Statements”) (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments) and (B) fairly present in all material respects the financial position and the results of operations, cash flows and changes in stockholders’ equity of the Company as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments).

(b)            The Company is not a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in its published financial statements or other Company SEC Documents.

(c)            Without limiting the generality of Section 4.7(a), since January 1, 2010, (i) Ernst & Young LLP have not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act, and neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness or manner of the filing of the certification required by the Sarbanes-Oxley Act and made by the Company’s principal executive officer and principal financial officer and (iii) no enforcement action has been initiated or, to the Knowledge of the Company, threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

(d)            Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

4.8        Internal Controls. The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that receipts and expenditures of the Company are being made in accordance with authorizations of management of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

4.9        Anti-Takeover Provisions. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect, to which the Company is a party or otherwise bound. The Company has taken all actions necessary to render inapplicable to this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger, and inapplicable to Parent, Merger Sub and the Company’s capital stock in connection with this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger, any and all Anti-takeover Laws, and no such Anti-takeover Laws apply or will apply to this Agreement, the Voting Agreements or the transactions contemplated hereby or thereby, including the Merger.

4.10      No Undisclosed Liabilities. Except for those liabilities and obligations (a) as reflected in or reserved against on the September 30, 2012 audited balance sheet of the Company included in the Company Financial Statements prior to the date of this Agreement, (b) incurred in the ordinary course of business consistent with past practice since the date of such balance sheet, (c) incurred pursuant to this Agreement or (d) as would not reasonably be expected to have a Company Material Adverse Effect, the Company has no liabilities or obligations.

4.11      Absence of Certain Changes or Events. From September 30, 2012 through the date of this Agreement:

(a)            The Company has conducted its respective businesses in all material respects in the ordinary course of business.

(b)            There has not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, which has had or would reasonably be expected to have a Company Material Adverse Effect.

(c)            The Company has not taken any action which, if taken after the date of this Agreement, would be prohibited by Section 6.1.

4.12      Employee Benefit Plans.

(a)            Section 4.12(a) of the Company Disclosure Letter sets forth a complete and accurate list of each Company Benefit Plan. With respect to each Company Benefit Plan, the Company has provided to Merger Sub complete and accurate copies of (i) each such Company Benefit Plan, including any material amendments thereto, and descriptions of all material terms of any such plan that is not in writing, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) all summary plan descriptions, including any summary of material modifications, and any other material notice or description provided to retired, former or current employees, officers, consultants, independent contractors or directors of the Company (“Service Providers”), (iv) the two most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recently received IRS determination letter, if any, issued by the IRS with respect to any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, (vi) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto and (vii) all other material filings and material correspondence with any Governmental Entity (including any correspondence regarding actual or, to the Knowledge of the Company, threatened audits or investigations) with respect to each Company Benefit Plan.

(b)            Each Company Benefit Plan (and any related trust or other funding vehicle) has been established, maintained and administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws.

(c)            With respect to each Company Benefit Plan, all reports, returns, notices and other documentation that are required to have been filed with or furnished to any Governmental Entity, or to the participants or beneficiaries of such Company Benefit Plan, have been filed or furnished on a timely basis.

(d)            The Company has no Company Benefit Plans that are maintained primarily for the benefit of Service Providers outside of the United States.

(e)            Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification or exemption. None of the Company, any Company Benefit Plan, any trustee, administrator or other third-party fiduciary or party-in-interest, with respect to any Company Benefit Plan, has engaged in any breach of fiduciary responsibility or non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) which could result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code on the Company.

(f)             No Proceeding has been brought, or is overtly threatened in written communication with the Company, against or with respect to any Company Benefit Plan, including any audit or inquiry by the IRS or the United States Department of Labor (other than routine claims for benefits arising under such plans).

(g)            No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) ”multiple employer plan” within the meaning of Section 413(c) of the Code, (iii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA) or (iv) multiple employer welfare arrangement (within the meaning of Section 3(4) of ERISA).

(h)            None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of any transaction contemplated by this Agreement, nor the Company’s compliance with any of the provisions of this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), will result in any “parachute payment” under Section 280G of the Code. The Company has made available to Parent copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated by this Agreement.

(i)             The Company does not have any liability in respect of, or obligation to provide, post-retirement health, medical, disability, life insurance benefits or other welfare benefits for Service Providers (or the spouses, dependent or beneficiaries of any Service Providers), whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(j)             All Company Benefit Plans that provide welfare benefits (other than worker’s compensation) are fully insured.

(k)            None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) (i) entitle any Service Provider to any compensation or benefit, including severance or any increase in any compensation or benefits, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan, (iii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(l)             No Company Benefit Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code. Each Company Benefit Plan that constitutes a nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) is set forth in Section 4.12(l) of the Company Disclosure Letter and has been maintained and operated in material good faith documentary and operational compliance with Section 409A or the Code or an available exemption therefrom, other than any instance where such non-compliance can be corrected without a material Liability to the Person either under an Internal Revenue Service correction program or under the principles set forth in Proposed Treasury Regulation 1.409A-4.

(m)           No event has occurred and there exists no condition or set of circumstances in connection with which the Company, either directly or by reason of the Company’s affiliation with any of its ERISA Affiliates, would reasonably be expected to be subject to any material Tax, fine, lien, penalty or other liability under the terms of any employee benefit plan, ERISA, the Code or any other applicable Laws, including any ERISA Affiliate Liability.

4.13      Labor and Other Employment Matters.

(a)            The Company is, and since January 1, 2010 has been, in compliance in all material respects with all applicable Labor Laws and is and has not for the last year engaged in any unfair labor practice. To the Company’s Knowledge, there is no pending or threatened inquiry or audit from any Governmental Entity concerning the Company’s compliance with any Labor Laws.

(b)            The Company is not and has not been a party to any collective bargaining, employee association or works council or similar Contract (“Collective Bargaining Agreement”), and there are not, to the Knowledge of the Company, any union, employee association, trade union or works council organizing activities concerning any Service Provider. There is no labor strike, corporate campaign, dispute, slowdown, work stoppage, picketing, negotiated industrial action or lockout pending or, to the Knowledge of the Company, threatened, against the Company, and during the past year there has been no such action. There is no unfair labor practice charge pending or, to the Knowledge of the Company, threatened against the Company before the National Labor Relations Board or any comparable labor relations authority and there is no pending or, to the Knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any Service Providers in their capacities as such. No labor union is seeking to organize any employees of the Company and during the last three (3) years, no grievance has been filed and no grievance has been submitted to arbitration by any represented employees or by any labor union representing employees of the Company and no labor arbitration award has been issued with respect to any grievance submitted to arbitration.

(c)            Since January 1, 2010 the Company has not effectuated a “plant closing” or “mass layoff,” as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101, et. seq. (“WARN”), affecting any one or more sites of employment or one or more facilities or operating units within any site of employment or facility of the Company. There have not been any employment losses at the Company sufficient in number to trigger any notice obligation under any similar foreign, state or local laws applicable to employment since January 1, 2010. The Company has not incurred any liability under WARN, or any similar foreign, state or local law that remains unsatisfied.

(d)            The Company has made available to Parent with respect to each current Service Provider (other than non-employee directors of the Company), including any current Service Provider who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family or other leave, sick leave or on layoff status subject to recall the following as of the date hereof: (i) the name of such Service Provider and the date as of which such Service Provider was originally hired by the Company, and whether such Service Provider is on an active or inactive status, (ii) whether such Service Provider is an independent contractor or employee; (iii) whether such Service Provider is exempt or non-exempt from any applicable overtime Law; (iv) such Service Provider’s title, pay grade and supervisor name, (v) such Service Provider’s annualized compensation as of the date of this Agreement, including base salary, vacation and paid time off accrual amounts, bonus and commission potential, severance pay potential and any other compensation forms, if applicable, (vi) whether such Service Provider is not fully available to perform work because of a qualified disability or other leave and, if applicable, the type of leave (e.g., disability, workers compensation, family or other leave protected by applicable Law) and the anticipated date of return to full service, (vii) the facility at which such Service Provider is deemed to be located, and (viii) any outstanding equity awards held by such Service Provider.

(e)            There are no material proceedings pending or, to the Knowledge of the Company, threatened against the Company brought by or on behalf of any applicant for employment, any current or former Service Provider, any person alleging to be a current or former Service Provider, any class of the foregoing, or any Governmental Entity, relating to any Labor Laws, or alleging breach of any Collective Bargaining Agreement or other express or implied contract of employment, wrongful termination of employment, unfair labor practice or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(f)             All Persons performing services for the Company have been properly classified by the Company in all material respects as a common law employee, independent contractor, leased employee or agent for all purposes, including payroll tax, withholding, unemployment insurance, applicable Laws and all Company Benefits Plans. The Company does not have any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any Person, no Person has been improperly included in or excluded from any Company Benefit Plan and the Company does not have any material obligation to pay overtime in respect of any employee determined by the Company to be exempt from any overtime Laws. The Company has no notice of any pending or threatened inquiry or audit from any Governmental Entity concerning the classification of any such Persons or any pending or threatened claim by any party that any such Persons be reclassified for any purpose.

(g)            The Company maintains and has maintained copies of I-9 Employee Eligibility Verification Forms for all Persons it has employed, including those Persons it currently employs, since January 1, 2010, and is in compliance with the Immigration Reform and Control Act of 1986, as amended, respecting such current and former employees.

(h)            The Company is not a party to any employment agreement with any of its employees.

4.14      Contracts.

(a)            Section 4.14(a) of the Company Disclosure Letter sets forth an accurate and complete list of each Contract to which the Company is a party to or otherwise bound by which falls within any of the following categories:

(i)             any Contract that (A) limits or restricts in any material respect the Company from competing or engaging in any line of business or in any geographic area, (B) grants any “most favored nation” status to Persons other than the Company or (C) is a minimum purchase or “take or pay” Contract;

(ii)            any Contract that by its terms limits the payment by the Company of dividends or other distributions to stockholders of the Company;

(iii)           any Contract relating to indebtedness for borrowed money or any financial guaranty in excess of $250,000 individually;

(iv)           any Contract that contains a put, call or similar right pursuant to which the Company could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets that have a fair market value or purchase price of more than $250,000;

(v)            any material lease, sublease or other Contract with respect to the Leased Real Property;

(vi)           any Contract with any customers of, or suppliers to, the Company which involved payments to or from the Company in the most recent 12 month period in excess of $250,000;

(vii)          any Contract containing any standstill or similar provision pursuant to which the Company would be prohibited from acquiring assets or securities of another Person;

(viii)         any Contract evidencing a partnership, joint venture or other similar arrangement;

(ix)           any Contract between or among the Company, on the one hand, and any directors, executive officers (as such term is defined in the Exchange Act) or any beneficial owner of 5% or more of any class of capital stock of the Company (other than the Company) or any Affiliate of the foregoing, on the other hand, other than employment, indemnification, stock option or similar Contracts entered into in the ordinary course of business;

(x)            any Contract relating to an acquisition, divestiture, merger or similar transaction that has continuing indemnification or other contingent payment obligations;

(xi)           any Contract that is a license or other Contract pursuant to which (A) the Company has licensed or otherwise granted rights in or to any of the Company’s Intellectual Property Rights to any Person (other than standard non-disclosure Contracts in the ordinary course of business), or (B) any Person has licensed or sublicensed to the Company, or otherwise authorized the Company to use, any third-party Intellectual Property Rights (other than non-disclosure Contracts and standard, unmodified, off-the-shelf Software commercially available on standard terms from third-party vendors (e.g., Microsoft Windows));

(xii)          any collective bargaining agreement or neutrality agreement with any labor union applicable to any employees of the Company (including any letters or memoranda of understanding, side letters, extension agreements, binding grievance settlements, arbitration awards or other binding modifications or interpretations of collective bargaining agreements);

(xiii)         any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); and

(xiv)         any other Contract which by its terms would prohibit the consummation of the Merger or any other transaction contemplated by this Agreement.

Each Contract of the type described in this Section 4.14(a) is referred to herein as a “Company Material Contract.” Accurate and complete copies of each Company Material Contract have been made available by the Company to Parent, or publicly filed with the SEC, in each case prior to the date of this Agreement.

(b)            (i) Each Company Material Contract is a valid and binding obligation of the Company and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, and is in full force and effect except that (x) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought; (ii) the Company has in all material respects performed all obligations required to be performed by it under each Company Material Contract and, to the Knowledge of the Company, each other party to each Company Material Contract has in all material respects performed all obligations required to be performed by it under such Company Material Contract; and (iii) the Company has not received written notice of any material violation or material default under (nor, to the Knowledge of the Company, does there exist any condition which upon the passage of time or the giving of notice or both would cause such a material violation of or material default under) any Company Material Contract.

4.15      Litigation.

(a)            There is no civil, criminal or administrative suit, claim, action, hearing, arbitration, investigation or other proceeding (a “Proceeding”), other than civil claims exclusively for money damages not in excess of $250,000, pending or, to the Knowledge of the Company, threatened against the Company.

(b)            The Company is not subject to any outstanding order, writ, injunction, judgment, award, decree, ruling or determination of any Governmental Entity (each, an “Order”).

4.16      Environmental Matters.

(a)            The Company is now and has been in compliance in all material respects with all applicable Environmental Laws. The Company has obtained, or has made timely and complete application for renewal of, and is in compliance in all material respects with, all Environmental Permits necessary for the conduct and operation of the Business as now being conducted.

(b)            To the Company’s Knowledge, there is not now and there has not been any Hazardous Substances generated, treated, stored, transported, disposed of, released, or otherwise existing on, under, or emanating from, any property currently owned, leased or operated by the Company, or any property previously owned, leased or operated by the Company at the time the Company owned, leased or operated said property, except in compliance with, and as would not result in a Company Material Adverse Effect under, any applicable Environmental Laws.

(c)            The Company has not received any written notice of alleged liability for, or any investigation or written inquiry regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law that has not been fully resolved.

(d)            The Company is not subject to any Order or Contract with any Governmental Entity or any indemnity or other agreement with any third party relating to liability or obligations under any Environmental Law.

(e)            The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of any environmental reports, studies, assessments, and other material environmental information in its possession relating to the Company and its current or former properties or operations.

4.17      Intellectual Property.

(a)            General. Section 4.17(a) (i)-(iv) of the Company Disclosure Letter sets forth with respect to the Intellectual Property Rights registered or applied for in the name of, or otherwise owned or purported to be owned by, the Company (“Registered Intellectual Property”, and together with other Intellectual Property Rights owned or purported to be owned by the Company, the “Owned Intellectual Property”): (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the respective jurisdiction where filed, the date filed or issued, and the present status thereof; (ii) for each trademark, trade name or service mark that is registered, for which a pending application for registration has been filed, the application serial number or registration number, the jurisdiction where filed, the date filed or granted, and the classes of goods and/or services covered, in each case, if applicable; (iii) for any URL or Internet domain name, the registration date, any renewal date and name of the Internet domain name registrar; and (iv) for each copyrighted work for which a registration has been filed, the registration number, date of registration and the jurisdiction in which the copyright has been filed. All Intellectual Property Rights issued or registered to the Company are subsisting, valid and enforceable. Section 4.17(a)(x)-(y) of the Company Disclosure Letter lists (x) all licenses to Intellectual Property Rights granted to the Company and applicable to the Company Products and the Business (“Licensed Intellectual Property”), other than standard, unmodified, off-the-shelf Software commercially available on standard terms from third-party vendors (e.g., Microsoft Windows) and (y) all material unregistered Intellectual Property Rights.

(b)            Sufficiency. The Company owns or has valid and sufficient rights to all Intellectual Property Rights and to use Technology that are used in the Business and that claim or cover the Company Products, or that are incorporated in or necessary for the design, manufacture, use, distribution or sale of the Company Products as currently marketed (collectively referred to herein as the “Material Intellectual Property”). To the Knowledge of the Company, the Material Intellectual Property (other than standard, unmodified, off-the-shelf Software commercially available on standard terms from third-party vendors (e.g., Microsoft Windows)) constitutes all Intellectual Property Rights and Technology necessary for the conduct of the Business as presently conducted, including for the design, manufacture, use, distribution and sale of the Company Products.

(c)            Ownership. The Company exclusively owns the Owned Intellectual Property, free and clear of Liens (other than Permitted Liens). The Company’s rights in and to the Owned Intellectual Property will not be impaired or cease to be valid and enforceable, and no license to Licensed Intellectual Property will terminate or expire, or be modified adversely to the Company, in each case by reason of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. Upon the Closing, the Company will continue to have the right to use all Licensed Intellectual Property on identical terms and conditions as the Company and the Company Subsidiaries enjoyed immediately prior to the Closing. All of the Company’s current and former employees, officers, contractors and consultants have executed valid and enforceable Intellectual Property Rights assignment and confidentiality agreements for the benefit of the Company.

(d)            Absence of Claims; Non-infringement. Neither the conduct of the Business nor the design, manufacture, use, distribution or sale of the Company Products by the Company infringes, misappropriates or otherwise violates the Intellectual Property Rights of any other Person. No Proceedings have been instituted in the last three years or are pending, or to the Knowledge of the Company are threatened against, the Company, that challenge the Company’s ownership of Owned Intellectual Property or right to use the Licensed Intellectual Property. No interference, opposition, reissue, reexamination, or other similar proceeding is or has been pending or, to the Knowledge of the Company, threatened, in which the scope, validity, or enforceability of any of the Owned Intellectual Property is being or has been, contested or challenged. Since January 1, 2007, the Company has not received any notice alleging the invalidity or unenforceability of the Owned Intellectual Property (excluding, for clarity, all correspondence with patent, trademark and copyright authorities with respect to ordinary course prosecution activities), or any infringement or misappropriation of any other Person’s Intellectual Property Rights by the Company. Since January 1, 2007, no Person has notified the Company that it is claiming any ownership of or right to use any Owned Intellectual Property. The Owned Intellectual Property is not subject to any outstanding Order of an arbitrator or court or other Governmental Entity affecting adversely the rights of the Company with respect thereto (excluding communications and decisions made in the ordinary course of patent, trademark and copyright prosecution). To the Knowledge of the Company, no Person has infringed upon, misappropriated or otherwise violated any rights in or to any of the Owned Intellectual Property, or is currently doing so.

(e)            Licenses to Third Parties. Section 4.17(e) of the Company Disclosure Letter lists all Contracts pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right to use (whether or not currently exercisable), the Owned Intellectual Property. The Company is not bound by, and no Owned Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any of the Owned Intellectual Property anywhere in the world.

(f)             Protection of Intellectual Property Rights. All of the registrations and pending applications with or to governmental or regulatory bodies with respect to the Owned Intellectual Property have been timely and duly filed, and prosecution of such applications has been diligently conducted, except in each case as the Company has elected in its reasonable business judgment to abandon or permit to lapse a registration or application, and as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has taken all reasonably necessary steps (including, entering into written confidentiality and nondisclosure agreements with officers, directors, subcontractors, employees, licensees and customers in connection with its assets or the Business) to safeguard and maintain the secrecy and confidentiality of Trade Secrets that are material to the Business.

(g)            Software. The Company maintains and uses reasonable efforts to enforce policies and procedures regarding data security, privacy, data transfer and the use of data that enable the Company to comply with all applicable Laws, except where the failure to maintain and be in compliance with such policies would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has used commercially reasonable efforts to prevent the introduction into any Software owned by the Company, or into any computer system or network owned or controlled by the Company, and to the Company’s Knowledge such Software, systems and networks do not contain, any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: disrupting or disabling, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed. To the Knowledge of the Company, since January 1, 2010, no Person has gained unauthorized access to any of the computer systems, networks or data used by the Company that would compromise to any material degree the value or confidentiality of such computer systems, networks or data or that would necessitate that the Company notify a third Person of such unauthorized access.

(h)            Personal Data. The Company has a privacy policy (the “Privacy Policy”) regarding the collection and use of Personal Data by the Company, a correct and complete copy of which has been provided to Parent prior to the date hereof. The Company is in material compliance with all applicable Laws regarding the collection, use, transmission, storage and protection of Personal Data collected or used by the Company and used in connection with the applicable Privacy Policy, and no Person has gained unauthorized access to or made any unauthorized use of any such Personal Data. The Company has adequate security measures in place to protect Personal Data collected or used by the Company that is stored in its computer systems from unlawful use by any third party or any other use by a third party that would violate the Privacy Policy. The execution, delivery and performance of this Agreement, the consummation of Merger and the transactions contemplated hereby do not violate any Privacy Policy as it currently exists or as it existed at any time during which any Personal Data was collected or obtained by the Company. Upon the Closing, the Company will own all such Personal Data and continue to have the right to use such Personal Data on identical terms and conditions as the Company enjoyed immediately prior to the Closing. No actions are pending or, to the Knowledge of the Company, threatened against the Company relating to the collection or use of Personal Data.

4.18      Tax Matters.

(a)            Tax Returns. The Company has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by or with respect to the Company, and all such Tax Returns are true, complete and accurate in all material respects. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company for each of the three prior fiscal years. No written claim by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to material Taxes in such jurisdiction has been received by the Company in the past three years.

(b)            Payment of Taxes. All material Taxes of the Company due and payable have been timely paid except for those Taxes that are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP.

(c)            Audits, Investigations or Claims. No deficiencies for a material amount of Taxes have been proposed or assessed in writing against any of the Company by any Governmental Entity. The Company (i) is not the subject of any currently ongoing Tax audit or other proceeding with respect to material Taxes and (ii) has not waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.

(d)            Tax Liens. There are no material Liens for Taxes upon the assets, properties or rights of the Company that are not provided for in the Company SEC Documents, except Permitted Liens for Taxes, which if determined adversely to the Company, would not individually or in the aggregate have a Material Adverse Effect.

(e)            Tax Sharing Agreements. The Company has no liability under any agreement for the sharing, indemnification or allocation of Taxes (other than customary provisions for Taxes contained in credit, lease or other commercial agreements the primary purposes of which do not relate to Taxes).

(f)            Other Entity Liability. The Company has no liability for the Taxes of any Person (other than Taxes of the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, by Contract or otherwise (excluding customary Tax indemnification provisions in ordinary course commercial Contracts not primarily relating to Taxes, such as gross-up obligations in financing agreements or Tax escalation provisions in leases).

(g)            Withholding. The Company has withheld and, to the extent required by Law, paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(h)            Spin-Offs. The Company has not been a “distributing corporation” or a “controlled corporation” (within the meaning of section 355 of the Code) in a transaction intended to qualify under section 355 of the Code within the past two years.

(i)             Listed Transactions. The Company has not entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)             Tax Rulings. No material closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any Governmental Entity with respect to the Company which are still in effect as of the date of this Agreement.

(k)            Deferred Income Items. The Company will not be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction, the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of Section 481 of the Code, Section 108(i) of the Code, deferred income items or, in each case, any comparable provisions of state, local or foreign Tax law.

4.19      Insurance. Section 4.19 of the Company Disclosure Letter contains an accurate and complete list of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company (the “Insurance Policies”), accurate and complete copies of which have been made available to Parent. Each of the Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid and the Company is in compliance in all material respects with the terms and conditions of such Insurance Policies. Since September 30, 2012, the Company has not received any written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage.

4.20      Properties and Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company has valid and subsisting ownership interests in all of the material tangible personal property reflected in the September 30, 2012 audited balance sheet included in the Company SEC Documents prior to the date hereof as being owned by the Company or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than Permitted Liens and (ii) the tangible personal property owned by the Company is in good operating condition and repair for its continued use as it has been used in all material respects, subject to reasonable wear and tear.

4.21      Real Property.

(a)            Section 4.21 of the Company Disclosure Letter sets forth a true and complete list of the leases, licenses and other occupancy agreements demising any Leased Real Property, including all amendments, supplements and guarantees relating thereto (collectively, the “Leases”), which schedule also includes (i) the address of the parcel of Leased Real Property, (ii) the name of each party under such Lease, (iii) the expiration date of such Lease, (iv) the annual payments required to be made under such Lease and (v) a description of any obligations required of the tenant upon termination or expiration of such Lease. The Company has a good, valid and enforceable leasehold interest in and to each Leased Real Property granted to it pursuant to each applicable Lease, free and clear of all Liens, except Permitted Liens and except for lease payments arising under the terms of the Leases themselves.

(b)            Each Lease is in full force and effect, unimpaired by any acts or omissions of the Company, and all rent and other sums and charges payable by the Company, as applicable, as tenant under any Lease are current, no notice or default or termination under any Lease is outstanding, no termination event or condition or uncured default on the part of Company or, to the Knowledge of the Company, the landlord, exists under any Lease, and no event has occurred and no condition exists which, with the giving of notice, the lapse of time, or both, would constitute such a default or termination event or condition. Prior to the date hereof, Parent has been supplied with, or has been given access to, true, correct and complete copies of the Leases (including all modifications, amendments, supplements, and guarantees) corresponding to the Leased Real Property.

(c)            Other than the Leased Real Property listed in Section 4.21 of the Company Disclosure Letter, the Company does not own, lease, and/or use any real property or interest therein in the conduct of the Business. The Company does not own any real property, is not a party to any Contract to acquire any real property and does not otherwise have any obligation to acquire any real property.

(d)            The Company has not received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and, to the Knowledge of the Company, there are no such Proceedings threatened or affecting any portion of the Leased Real Property.

4.22      Opinion of Financial Advisor. The Company Board has received the opinion (the “Fairness Opinion”) of Piper Jaffray & Co. (the “Company Financial Advisor”) to the effect that, based upon and subject to the assumptions, qualifications and other matters set forth therein, as of the date of such opinion, the Merger Consideration to be received in the Merger by the holders of Company Common Stock is fair to such stockholders from a financial point of view. The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Company Proxy Statement.

4.23      Required Vote. The affirmative vote of the holders of Shares representing a majority of the voting power of the outstanding shares of the Company Common Stock entitled to vote thereon (the “Required Vote”) is the only vote required of the holders of any class of capital stock of the Company to adopt this Agreement (the “Company Stockholder Approval”).

4.24      Brokers. Except for the Company’s obligations to Piper Jaffray & Co., neither the Company nor, to the Company’s Knowledge, any stockholder, director, officer, employee or Affiliate of the Company, has incurred or will incur on behalf of the Company, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger. The Company has made available to Parent accurate and complete copies of all agreements between the Company and Piper Jaffray & Co., pursuant to which such firm would be entitled to any payment, commission, fees or expenses in connection with the Merger or any other transactions contemplated by this Agreement.

4.25      Related Party Transactions. There are no outstanding amounts payable to or receivable from, or advances by the Company to, and the Company is not otherwise a creditor or debtor to, or party to any material Contract or transaction with, any holder of 5% or more of the Company Common Stock or any director, officer, or Affiliate of the Company, or to any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors and officers of the Company.

4.26      Specific Compliance with FDA, USDA and Other Food Regulations. Without limiting the generality of Section 4.6:

(a)            The Company and all Company Products are in compliance, and have been in compliance during the previous three (3) years, in all material respects with (i) the applicable provisions of the Federal Food, Drug, and Cosmetic Act, as amended, and the applicable regulations and requirements adopted by the U.S. Food and Drug Administration (the “FDA”) thereunder, the applicable regulations and requirements adopted by the U.S. Department of Agriculture (the “USDA”), all applicable statutes enforced by the U.S. Federal Trade Commission (“FTC”) and the applicable FTC regulations and requirements and any applicable requirements established by any state, local or foreign Governmental Entity responsible for regulating food products (together with the FDA and the USDA, collectively, the “Food Authorities”), and (ii) all terms and conditions imposed in any Company Permits granted to the Company by any Food Authority. The foregoing includes any applicable good manufacturing practices and sanitation requirements, labeling and advertising requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co−packing and re−packing) requirements, laboratory controls, storage and warehousing procedures, shipping requirements and shelf−life requirements.

(b)            None of the Company, the Company Products or the facilities in which the Company Products are made or handled is subject (and none has been subject during the previous three (3) years) to any Adverse Finding (defined as any warning letter, untitled letter or other adverse correspondence or notice from the FDA, Notice of Intended Enforcement by the USDA or other adverse correspondence or notice from the USDA), recall, investigation, penalty assessment or other compliance or enforcement action by any Food Authority or any other Governmental Entity having responsibility for the regulation of food products, beyond observations on any FDA Form 483, Noncompliance Records from the USDA, or Notice of Violation from the State of California Health and Human Services Agency, Food and Drug Branch, to which the Company responded and which are not reasonably expected to be material to the Business; and, to the Company’s Knowledge, none of the entities which manufacture, process, package, supply ingredients for or distribute the Company Products is subject (or has been subject during the previous three (3) years) to any such adverse action with regard to a Company Product or a facility that manufactures a Company Product.

4.27      Company Proxy Statement. The Company Proxy Statement (and any amendment thereof) will not, when filed with the SEC and when first mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion therein. The Company Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

4.28      Independent Investigation. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Parent and Merger Sub set forth in Article 5 (including the related sections of the Parent Disclosure Letter); and (b) none of Parent, Merger Sub or any other Person has made any representation or warranty as to Parent, Merger Sub or this Agreement, except as expressly set forth in Article 5 (including the related sections of the Parent Disclosure Letter).

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Disclosure Letter delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (with each exception set forth in the Parent Disclosure Letter being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of the Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the matter disclosed reasonably relates, but only to the extent that such relationship is reasonably apparent on the face of the disclosure contained in the Parent Disclosure Letter), Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1        Organization and Qualification. Parent is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Minnesota. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada. Parent has all requisite corporate power and authority, and Merger Sub has all requisite corporate power and authority, to own, lease and operate their respective properties and assets and to carry on their respective businesses as they are now being conducted. Each of Parent and Merger Sub is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

5.2        Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject to the adoption and approval of this Agreement (following its execution) and the Merger by Parent as the sole stockholder of Merger Sub. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

5.3        No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the certificate of incorporation or by-laws or similar organizational and governing documents of Parent or Merger Sub; (b) assuming that all consents, approvals, authorizations and permits described in Section 5.4 have been obtained and all filings and notifications described in Section 5.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or any of their respective properties or assets; or (c) assuming that all consents, approvals, authorizations and permits described in Section 5.4 have been obtained and all filings and notifications described in Section 5.4 have been made and any waiting periods thereunder have terminated or expired, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, Merger Sub or any Parent Subsidiary pursuant to, any Contract, to which Parent, Merger Sub or any Parent Subsidiary is a party, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

5.4        Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Articles of Merger as required by the NRS, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with the applicable requirements of the Exchange Act, (d) such filings as may be required under the rules and regulations of the NYSE or (e) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

5.5        Litigation.

(a)            There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or Merger Sub that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect or challenges the validity of the Merger.

(b)            Neither Parent nor Merger Sub is subject to any outstanding Order that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

5.6        Ownership of Company Common Stock.

(a)            Neither Parent nor Merger Sub is, nor at any time during the last two years has it been, an “interested stockholder” of the Company as defined in NRS 78.423 (other than as contemplated by this Agreement and the Voting Agreements).

(b)            Neither Parent nor any of the Parent Subsidiaries owns (beneficially or otherwise) any Shares or other Equity Interests in the Company or any options, warrants or other rights to acquire Company Common Stock or other Equity Interests in the Company (or any other economic interest through derivative securities or otherwise in the Company) (other than as contemplated by this Agreement and the Voting Agreements).

5.7        Financial Ability. Parent has entered into a commitment letter, dated as of the date hereof, with General Electric Capital Corporation, a true and complete copy of which has been delivered to the Company, reflecting such lender’s commitment (the “Commitment Letter”) to provide to Parent at Closing immediately available funds that, together with any funds to be supplied by Parent, will be sufficient to pay the Merger Consideration at Closing, and to pay all of Parent’s related fees and expenses. The Commitment Letter is in effect as of the date hereof, and has not been amended or modified, and the commitments contained in the Commitment Letter have not been withdrawn or rescinded in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under the Commitment Letter.

5.8        Ownership of Merger Sub; No Prior Activities.

(a)            Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b)            Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

5.9        Management Arrangements. As of the date hereof, except as set forth in Section 5.9 of the Parent Disclosure Letter, none of Parent or Merger Sub, or their respective executive officers, directors or Affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or Affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Merger or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

5.10      Brokers. Neither Parent, Merger Sub nor any of their respective stockholders, directors, officers, employees or Affiliates, has incurred or will incur on behalf of Parent, Merger Sub or any Parent Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.

5.11      Company Proxy Statement. The information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Company Proxy Statement (and any amendment thereof) will not, at the date first mailed to the Company’s stockholders and at the time of the meeting of the Company’s stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

5.12      Independent Investigation. Each of Parent and Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. Each of Parent and Merger Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article 4 (including the related sections of the Company Disclosure Letter); and (b) neither the Company nor any other Person has made any representation or warranty as to the Company or this Agreement, except as expressly set forth in Article 4 (including the related sections of the Company Disclosure Letter).

ARTICLE 6
COVENANTS

6.1        Conduct of Business by the Company Pending the Closing. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.1 of the Company Disclosure Letter or as permitted by any other provision of this Agreement, unless Parent will otherwise agree in writing (which agreement will not be unreasonably withheld, delayed or conditioned), the Company will conduct its operations in the ordinary course of business and use commercially reasonable efforts to preserve substantially intact its business organization and maintain existing relations and goodwill with customers, suppliers and employees in the ordinary course of business consistent with past practice. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 6.1 of the Company Disclosure Letter or as permitted by any other provision of this Agreement, the Company will not (unless required by applicable Law) between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned):

(a)            amend or otherwise change its articles of incorporation or bylaws or equivalent organizational documents;

(b)            issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), of the Company, other than the issuance of Shares upon the exercise of Company Options outstanding as of the date hereof in accordance with their terms;

(c)            sell, pledge, dispose of, let lapse, abandon, assign, transfer, lease, license, guarantee, encumber, fail to keep in effect or maintain, or take any action, or fail to take any action, that could reasonably be expected to result in the loss, lapse, abandonment, invalidity or unenforceability of, any material right in, any material property, assets or business line of the Company (including any Intellectual Property), except for the disposition of products in the ordinary course of business consistent with past practice;

(d)            declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting or registration of its capital stock;

(e)            reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or any other securities, or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities;

(f)             merge or consolidate the Company with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company, or otherwise enter into any agreements imposing material restrictions on the assets, operations or businesses of the Company;

(g)            enter into a new line of business (other than currently-projected extensions of existing product lines);

(h)            acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets (including any Intellectual Property Rights), other than acquisitions of assets (including the purchase of inventory, raw materials, equipment, goods, or other supplies) in the ordinary course of business consistent with past practice;

(i)             incur any indebtedness for borrowed money, other than draws against the Revolving Credit Facility in the ordinary course of business that do not exceed $500,000 in the aggregate, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person for borrowed money;

(j)             make any loans, advances, guarantees or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(k)            terminate, cancel or amend any Company Material Contract, or cancel, modify or waive any rights thereunder, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract;

(l)             make or authorize any capital expenditure in excess of the Company’s capital expenditure budget as disclosed to Parent prior to the date hereof, other than capital expenditures (i) that are not, in the aggregate, in excess of $100,000 and (ii) relating to frying equipment described on Section 6.1(l) of the Company Disclosure Letter, that do not exceed $1,067,942 in the aggregate;

(m)           except to the extent required by (i) applicable Law, (ii) the existing terms of any Company Benefit Plan or (iii) contractual commitments or corporate policies with respect to severance or termination pay as in existence on the date hereof and listed on Section 6.1(m) of the Company Disclosure Letter: (A) increase in any manner the compensation, bonus or benefits payable or to become payable to its Service Providers, including any transaction or other change in control bonus payable as a result of the consummation of the Merger pursuant to any Company Benefit Plan or otherwise (except for increases in the ordinary course of business consistent with past practice in base salaries or base wages of employees other than Key Employees, up to a maximum of 2% increase for all employees in the aggregate); provided, that in no event shall James Rudis be entitled to receive in excess of $300,000 in the aggregate for transaction and other change of control bonuses payable as a result of the consummation of the Merger; (B) grant any additional rights to severance or termination pay to, or enter into any severance agreement with, any Service Provider, or establish, adopt, enter into or amend any Company Benefit Plan; (C) grant any new awards under any Company Benefit Plan, (D) amend or modify any outstanding award under any Company Benefit Plan, (E) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment or increase the amount of any payment, of any compensation or benefit under any Company Benefit Plan or remove any existing restrictions in any Company Benefit Plans or awards made thereunder, (F) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan or (G) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable laws;

(n)            (i) hire for new employment any individual to serve in any of the positions or roles of any Key Employee or any position performing a substantially similar role as any Key Employee, except that the Company may hire individuals to fill the positions set forth on Section 6.1(n) of the Company Disclosure Letter (ii) terminate any Key Employee without “cause” (as defined in the employment agreement between the Company and such Key Employee, or if no such employment agreement exists, as defined in the Company Stock Option Plans), (iii) layoff or terminate employees of the Company in any manner that would trigger obligations or liability under WARN or (iv) establish, renew, adopt, enter into, amend or terminate any Collective Bargaining Agreement, or conduct any labor negotiations without the involvement of a representative of Parent;

(o)            forgive any loans to Service Providers or any of their respective Affiliates;

(p)            make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(q)            encourage customers to make payments earlier than would otherwise reasonably be expected (based on past practice) to be made to the Company, or agree to payment terms or conditions with suppliers that are not consistent in all material respects with past practice;

(r)             compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of monetary damages not in excess of $100,000 individually or $200,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company;

(s)            (i) make, change, or rescind any material Tax election, (ii) file any material amended Tax Return of the Company, (iii) or adopt or change any material method or period of Tax accounting, (iv) settle or compromise any material claim relating to Taxes; (v) surrender any material claim for a refund of Taxes; (vi) enter into any closing agreement with respect to material Taxes; or (vii) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment to the extent inconsistent with the Company’s past practices or other than in the ordinary course of business;

(t)             write up, write down or write off the book value of any assets, except for depreciation and amortization and normal valuation adjustments to accounts receivable and inventory in accordance with GAAP consistently applied;

(u)            pre-pay any long-term debt other than the pre-payment at Closing of amounts outstanding under the Revolving Credit Facility;

(v)            form any Subsidiaries; or

(w)           authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing in clauses (a) through (v).

6.2        Access to Information; Confidentiality. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company is a party (which such Person will use commercially reasonable efforts to cause the counterparty thereto to waive), and except as would result in the loss or waiver of any attorney-client, work product or other applicable privilege, from the date of this Agreement to the Effective Time, the Company will, and will cause its directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, “Representatives” and, with respect to the Company, the “Company Representatives”) to: (i) provide to Parent and Merger Sub and their respective Representatives (the “Parent Representatives”) reasonable access at reasonable times during normal operating hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof (including Tax Returns) and (ii) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as Parent or the Parent Representatives may reasonably request, provided that no investigation pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty made by the Company herein or any of the conditions to the obligations of the parties hereto under this Agreement. The information referred to in the previous sentence shall be subject to the Mutual Confidentiality Agreement, dated February 10, 2011, by and between the Company and Parent (the “Confidentiality Agreement”). No investigation or disclosure, pursuant to this Section 6.2 or otherwise, shall modify or supplement the representations and warranties of the Company in this Agreement, except as provided in the Company SEC Documents or in the Company Disclosure Letter in each case as and to the extent provided in the introductory paragraph to Article 4.

6.3        Acquisition Proposals.

(a)            Except as permitted by this Section 6.3, the Company will, and it will cause the Company Representatives to:

(i)             (A) immediately cease and cause to be terminated any solicitation, encouragement, activities, discussions or negotiations with any Persons that may be ongoing with respect to any Acquisition Proposal, (B) take the necessary steps to promptly inform such Persons of the obligations set forth in this Section 6.3 (C) immediately instruct each Person that has previously executed a confidentiality agreement in connection with such Person’s consideration of an Acquisition Proposal to return to the Company or destroy any non-public information previously furnished to such Person or to any Person’s Representatives by or on behalf of the Company or any Company Subsidiary, and (D) enforce (and not release, waive, amend or modify the provisions of) any confidentiality, non-solicit, non-use or standstill agreements entered into with any Person; and

(ii)            not, directly or indirectly: (A) solicit, initiate, seek or knowingly encourage or facilitate or take any action to solicit, initiate or seek or knowingly encourage or facilitate any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (B) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent or Merger Sub, (C) furnish to any Person other than Parent or Merger Sub any information that the Company believes or should reasonably expect would be used in connection with, or for the purposes of formulating, any Acquisition Proposal, (D) enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or Contract providing for or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with the terms of the this Agreement) (each, an “Alternative Acquisition Agreement”) or (E) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company.

Without limiting the generality of the foregoing, the parties hereto acknowledge and hereby agree that any violation of the restrictions set forth in this Section 6.3 by any Company Representative will be deemed to be a breach of this Section 6.3 by the Company.

(b)            From and after the date of this Agreement, the Company will promptly (and in any event within 24 hours) provide Parent with: (i) a written description of any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal (including any modification thereto), or any request for information that would reasonably be expected to lead to an Acquisition Proposal, that is received by the Company or any Company Subsidiary or any Company Representative from any Person (other than Parent or Merger Sub) including in such description the identity of the Person from which such inquiry, expression of interest, proposal, offer or request for information was received (the “Other Interested Party”); and (ii) a copy of each material written communication and a summary of each material oral communication transmitted by or on behalf of the Other Interested Party or any of its Representatives to the Company or any Company Representative or transmitted on behalf of the Company or any Company Representative to the Other Interested Party or any of its Representatives. Without limiting the foregoing, the Company will promptly (and in any event within 24 hours) notify Parent orally and in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.3(c).

(c)            Notwithstanding anything to the contrary contained in Section 6.3(a), if prior to the time at which the Company Stockholder Approval is obtained (the “Subsequent Time”), (i) the Company has received a bona fide written Acquisition Proposal from a third party, (ii) such Acquisition Proposal was not solicited, initiated, encouraged or facilitated in material breach of the provisions of this Agreement, (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (iv) after consultation with its outside counsel, the Company Board determines in good faith that the failure to take such actions would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then prior to but not after the Subsequent Time, the Company may take the following actions: (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and/or (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company (x) will not, and will not allow any Company Representative to, take any action contemplated by the foregoing clauses (A) or (B) without first entering into an Acceptable Confidentiality Agreement and (y) will promptly provide to Parent any information concerning the Company provided to such other Person that was not previously provided to Parent or the Parent Representatives.

(d)            Subject to Section 6.3(e), neither the Company Board nor any committee thereof will (i) withhold, withdraw or qualify (or modify in a manner adverse to Parent) (or publicly propose to withhold, withdraw, qualify or so modify) the approval, recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (ii) adopt, approve, recommend, or otherwise declare advisable (or publicly propose to adopt, approve, recommend or otherwise declare advisable) the adoption of any Acquisition Proposal, (iii) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, or (iv) authorize, commit, resolve or agree to take any such actions (each such action set forth in clauses (i) through (iv) being referred to as a “Change of Board Recommendation”).

(e)            Notwithstanding anything to the contrary contained in this Article 6, if (i) the Company has received a bona fide written Acquisition Proposal from a third party that was not solicited, initiated, encouraged or facilitated in material breach of the provisions of this Agreement and that the Company Board determines in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms and conditions of this Agreement that have been delivered to the Company by Parent in writing during the Notice Period provided pursuant to this Section 6.3(e), that are binding and have been irrevocably committed to by Parent in writing, then the Company Board may, at any time prior to but not after the Subsequent Time, take the following actions: (y) effect a Change of Board Recommendation with respect to such Superior Proposal and (z) terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to the foregoing clause (z), and any purported termination pursuant to the foregoing clause (z) will be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Breakup Fee in accordance with Section 8.2(b); and provided, further, that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) unless:

(i)             the Company has, prior to the Subsequent Time, provided prior written notice to Parent, at least five Business Days in advance (the “Notice Period”), of the Company’s intention to take such action with respect to such Superior Proposal (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment will not, by itself, constitute a Change of Board Recommendation), which notice will specify the material terms and conditions of such Superior Proposal, (including the identity of the party making such Superior Proposal) and the Company has contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal, including any definitive agreement with respect to such Superior Proposal; and

(ii)            prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, the Company negotiates, and causes the Company Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; and

(iii)           after the expiration of the Notice Period, the Company Board determines in good faith, after consultation with its financial advisors and its outside counsel, and after taking into account any amendments to this Agreement that Parent and Merger Sub have irrevocably agreed in writing to make, that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) making a Change of Board Recommendation and causing the Company to enter into such Alternative Acquisition Agreement with respect to such Superior Proposal is necessary in order for the members of the Company Board to comply with their fiduciary duties under applicable Law.

In the event of any material revisions to the financial or other material terms of such Acquisition Proposal, the Company will be required to deliver, prior to the Subsequent Time, a new written notice to Parent and to comply with the requirements of this Section 6.3(e) with respect to such Acquisition Proposal (provided that the Notice Period for any such subsequent notice shall be three Business Days).

(f)             Nothing contained in this Agreement shall prohibit the Company (i) from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e–2(a) promulgated under the Exchange Act or complying with the provisions of Rule 14d–9 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that the Company Board determines to make in good faith (after consultation with its outside counsel) in order to fulfill its fiduciary duties under, or in order to otherwise comply with, applicable Law, in each case, so long as (A) any such disclosure includes the Company Board Recommendation, without any modification or qualification thereof and (B) does not contain either an express Change of Board Recommendation or any other statements by or on behalf of the Company Board as would reasonably be expected to have the same effect as a Change of Board Recommendation.

6.4        Company Proxy Statement; Company Stockholder Meeting.

(a)            As promptly as practicable following the date of this Agreement, the Company shall prepare a draft of the Company Proxy Statement. The Company shall provide Parent with a reasonable opportunity to review and comment on such draft. Once such draft is in a form reasonably acceptable to Parent, the Company shall file the Company Proxy Statement with the SEC.

(b)            The Company shall cause the Company Proxy Statement to comply in all material respects with the applicable provisions of the Exchange Act and with the rules and regulations promulgated thereunder. The Company shall use commercially reasonable efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of such comments or requests and (ii) cause the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable following the date of this Agreement. The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to responding to any such comments or requests or the filing or mailing of the Company Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.

(c)            The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 6.3.

(d)            The Company shall use commercially reasonable efforts to solicit or cause to be solicited from its stockholders proxies in favor of the adoption of this Agreement at the Company Stockholders Meeting and to obtain the Required Vote.

(e)            The Company shall use reasonable best efforts so that the Company Proxy Statement shall not, at the time the Company Proxy Statement is first mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Company Proxy Statement or necessary to make the statements in the Company Proxy Statement, in light of the circumstances under which they are made, not misleading; provided, however, that no such covenant or agreement is made by the Company with respect to information supplied by or on behalf of Parent, relating to Parent, Merger Sub or any Subsidiary of Parent, expressly for inclusion in the Company Proxy Statement.

(f)             Parent shall use reasonable best efforts so that the information provided by Parent relating to Parent, Merger Sub or any Subsidiary of Parent expressly for inclusion in the Company Proxy Statement shall not, at the time the Company Proxy Statement is first mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Company Proxy Statement or necessary to make the statements in the Company Proxy Statement, in light of the circumstances under which they are made, not misleading. Any such information that is to be so provided or so confirmed shall be specifically identified and agreed upon in writing, in advance, by the Company and Parent.

(g)            The Company shall take all necessary actions duly to call, give notice of, convene and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement for the sole purpose of voting on adoption and approval of this Agreement and the Merger.

6.5        Appropriate Action; Consents; Filings.

(a)            The Company and Parent will use their commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain, or cause their Affiliates to obtain, from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the consummation of the transactions contemplated herein, including the Merger and (iii) as promptly as reasonably practicable, and in any event within ten Business Days after the date hereof, make, or cause their Affiliates to make, all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under the HSR Act. The Company and Parent will cooperate with each other in connection with (x) preparing and filing the Company Proxy Statement, (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Merger and (z) seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.

(b)            The Company and Parent will give (or will cause their respective Affiliates to give) any notices to third parties, and use, and cause their respective Affiliates to use, their commercially reasonable efforts to obtain any third-party consents, (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable.

(c)            Without limiting the generality of anything contained in this Section 6.5, each party hereto will, and will cause its respective Affiliates to: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, the Department of Justice or any other Governmental Entity regarding the Merger. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit, and will cause its Affiliates to permit, authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(d)            Each of Parent, Merger Sub and the Company will, and will cause its Affiliates to, (i) cooperate and coordinate with each other in the making of any filings or submissions that are required to be made under any applicable Competition Laws or requested to be made by any Governmental Entity in connection with the transactions contemplated by this Agreement, (ii) supply each other or each other’s outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by the FTC, the Department of Justice or other Governmental Entities in which any such filings or submissions are made under any applicable Competition Laws as promptly as practicable, and (iv) use its commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under any applicable Competition Laws as soon as reasonably practicable.

(e)            Nothing contained in this Section 6.5 will require, or be construed to require, Parent or any of its Affiliates to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by Parent, the Company or any of their respective Affiliates prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or any of its Affiliates’ ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation (any of the actions referred to in this Section 6.5(e), a “Non-Required Remedy”).

(f)             Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement will give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

6.6        Public Announcements. The Company, Parent and Merger Sub agree that the initial joint press release and other announcements concerning the execution and delivery of this Agreement will be substantially in the form provided to each other prior to the date hereof (with such changes as the parties may mutually agree). Each of the Company, Parent and Merger Sub agrees that no subsequent public release or announcement concerning the transactions contemplated hereby will be issued by any party without the prior written consent of the Company and Parent (which consent will not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party or its Affiliates is subject, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.

6.7        Employee Benefit Matters.

(a)            For a period of twelve months following the Effective Time, Parent will provide, or will cause to be provided, to those employees of the Company who are not represented by a union and who continue to be employed by Parent and Parent Subsidiaries (individually, “Company Employee” and collectively, “Company Employees”) annual base salary or base wages that are substantially comparable to the annual base salary or base wages provided to similarly situated Parent employees. For a period of twelve months after the Effective Time, Parent will provide health and welfare benefits to Company Employees who work 40 hours per week or more that are substantially comparable to those provided to similarly situated Parent employees; provided, that Parent may elect to continue Company Employees who work 40 hours per week or more in their existing Company Benefit Plans for a transition period.

(b)            For purposes of vesting, eligibility to participate and levels of benefits (but not benefit accrual under any defined benefit plan or frozen benefit plan of Parent or vesting under any equity incentive plan) under the 401(k) plan, severance pay plan, vacation plan, short term disability plan, active employee medical, dental, vision and prescription drug plan, active employee life insurance plan and service award of Parent and the Parent Subsidiaries in which Company Employees first become eligible to participate after the Effective Time (the “New Plans”), Parent shall, except as may be restricted by the insurance carriers of any such New Plan, credit each Company Employee with his or her years of service with the Company before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply for purposes of qualifying for subsidized early retirement benefits, retiree medical benefits or life benefits, or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, Parent will cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Benefit Plans in which such Company Employee participated immediately prior to the Effective Time, except as may be restricted by the insurance carriers of any such New Plan.

(c)            From and after the date of this Agreement until the Effective Time, prior to making any written or formal oral communications to Service Providers pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, each party will provide the other party hereto with a copy of the intended communication, the other party hereto shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication; provided, however, that the foregoing shall not apply to any individualized communications between Parent and a Company Employee regarding such Company Employee’s service after the Closing or any individualized negotiations regarding offers of employment by Parent to such Company Employee for post-Closing service. Between the date of this Agreement and the Effective Time, the Company will use its commercially reasonable efforts to assist Parent in entering into Parent’s standard documents relating to compensation and benefits in respect of periods after the Effective Time with each of the Company Employees.

(d)            Notwithstanding anything to the contrary herein or otherwise, neither Parent nor any of its Affiliates shall have any obligation to provide to Company Employees (i) a defined benefit pension plan (or benefits), (ii) post-retirement health, welfare or life insurance benefits, (iii) retention or change of control bonus plans or (iv) equity-based compensation, and such items shall not be required to be taken into account for purposes of determining the comparability of compensation provided to Company Employees as of immediately prior to the Effective Time; provided, however, that Parent shall cause the Company and the Surviving Corporation to honor any employment and welfare benefits Contracts in place at the time of execution of this Agreement and at the Effective Time and that are set forth on Section 6.7(d) of the Company Disclosure Letter.

(e)            Nothing in this Agreement will require the continued employment of any Person, and except as expressly set forth in this Section 6.7 and as set forth on Section 6.7(e) of the Company Disclosure Letter, no provision of this Agreement will prevent Parent or the Surviving Corporation from amending or terminating any Company Benefit Plan or benefit plans of any Parent or Parent Subsidiaries.

(f)            The Company and Parent acknowledge and agree that all provisions contained in this Section 6.7 with respect to employees are included for the sole benefit of the respective parties and will not create any right in any other Person, including any current or former Service Providers, any participant in any Company Benefit Plan or any beneficiary thereof, nor will require the Company to continue or amend any particular benefit plan after the consummation of the transactions contemplated by this Agreement for any employee or former employee of the Company, and any such plan may be amended or terminated in accordance with its terms and Applicable Law.

6.8        Indemnification of Directors and Officers.

(a)            For a period of six years from and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless all past and present directors and officers of the Company to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Articles, the Company Bylaws and indemnification agreements (the “Indemnity Provisions”) in existence on the date of this Agreement with any past and present directors and officers of the Company arising out of acts or omissions in their capacity as directors or officers of the Company or any Company Subsidiary occurring at or prior to the Effective Time. Parent and the Surviving Corporation will advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceedings with respect to the matters subject to indemnification pursuant to this Section 6.8(a) in accordance with the procedures set forth in the Indemnity Provisions in existence on the date of this Agreement.

(b)            For a period of six years from and after the Effective Time, to the extent consistent with applicable Law, Parent will cause the articles of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of past and present directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Articles and Company Bylaws. Parent will cause the indemnification agreements in existence on the date of this Agreement with any of the past and present directors, officers or employees of the Company to continue in full force and effect in accordance with their terms following the Effective Time.

(c)            For six years from and after the Effective Time, Parent will cause the Surviving Corporation to maintain for the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (accurate and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay a premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, Parent will cause the Surviving Corporation to maintain such policies in full force and effect, and continue to honor the obligations thereunder. If the Company elects to purchase such prepaid policies prior to the Effective Time, the Company (i) will not purchase policies with claims limits in excess of the Company’s current policies or expend in connection therewith an amount in excess of 300% of the last annual premium paid prior to the date of this Agreement, and (ii) will consult and reasonably coordinate with Parent in connection with such purchase.

(d)            In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 6.8.

(e)            The obligations under this Section 6.8 will (i) continue, notwithstanding any six year limitation referred to above, until the final disposition of any action, suit, proceeding or investigation brought or commenced during such six year period and (ii) not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.8 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.8 applies will be third party beneficiaries of this Section 6.8).

6.9        Anti-takeover Laws. The Company and the Company Board shall take all actions as may be necessary to ensure that no Anti-takeover Law or similar Law is or becomes applicable to this Agreement, the Voting Agreements, the Merger or any of the other transactions contemplated by this Agreement.

6.10      Parent Agreement Concerning Merger Sub. Parent agrees to cause Merger Sub to comply with its obligations under this Agreement.

6.11      Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, will adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares or Company Options pursuant to this Agreement, and the Merger will be an exempt transaction for purposes of Section 16.

6.12      Stock Exchange Delisting; Deregistration. The Company and Parent will cooperate and use their respective reasonable best efforts to cause the delisting of the shares of Company Common Stock from the NYSE and the deregistration of such shares as promptly as practicable following (and not prior to) the Effective Time in compliance with applicable Law.

6.13      Stockholder Litigation. The Company will promptly provide Parent with any pleadings and correspondence relating to any Proceedings involving the Company or any of its officers or directors relating to this Agreement or the transactions contemplated hereby and will keep Parent reasonably informed regarding the status of any such Proceedings. The Company will consult and reasonably coordinate with Parent with respect to the defense or settlement of any such Proceeding, and no such settlement will be agreed to without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

6.14      FIRPTA Certificate. On or prior to the Effective Time, the Company shall deliver to Parent a certificate or certificates in compliance with Treasury Regulations Section 1.1445-2, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code.

6.15      Financing. Parent shall use commercially reasonable efforts to satisfy all conditions within the control of Parent that are required to obtain the financing under the Commitment Letter (the “Financing”) in a manner so as not to unreasonably delay the consummation of the transactions contemplated hereby in accordance with the terms hereof; provided, that, in the event that such Financing is not obtained from the sources referred to in the Commitment Letter, Parent shall use its commercially reasonable efforts to obtain financing from other sources (the “Alternative Financing”) as promptly as practicable (it being understood that Parent will not be required to accept financing that would be on economic terms (including restrictive covenants) that would be materially worse in the aggregate to Parent than the economic terms associated with the Financing). The Company shall, and shall cause the Company Representatives to, cooperate with Parent in order for Parent to obtain the Financing or Alternative Financing, as applicable, and the repayment of any indebtedness of the Company as may be reasonably requested by Parent, including (a) with reasonable notice from Parent, participating on a timely basis in meetings, presentations, road shows, drafting sessions, and due diligence sessions, (b) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including financial information contemplated by the Commitment Letter, (c) cooperating with the marketing efforts of Parent and its financing sources for any debt to be raised to complete the transactions contemplated hereby, (d) facilitating the pledging of collateral, (e) assisting Parent in procuring accountants’ comfort letters, officer’s certificates and other customary documentation generally required by debt financings of the types contemplated by the Commitment Letter, in each case as reasonably requested by Parent and (f) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness of the Company contemplated by Parent to be paid off, discharged and terminated on the Closing Date; provided, that: (w) such cooperation does not materially interfere with the daily operations of the Company; (x) Parent shall reimburse the Company for any and all reasonable and documented out-of-pocket costs and expenses incurred by the Company in connection therewith; (y) any pledge of collateral, guarantee, financial commitment or any other financial obligation requested of the Company by Parent in connection therewith shall be effective as and contingent upon the Closing; and (z) such cooperation would not otherwise result in a Company Material Adverse Effect.

6.16      Automatic Extension of Contract. The Co-Manufacturing Agreement is currently terminable on November 30, 2013 if either Parent or the Company gives notice of termination to the other on or before May 31, 2013. These dates shall be automatically extended for any time period after May 31, 2013 that this Agreement has not been terminated pursuant to Article 8 such that Parent and the Company shall each have thirty (30) days from the date of termination of this Agreement to provide notice to the other of termination of the Co-Manufacturing Agreement, in which case the date of termination of the Co-Manufacturing Agreement shall be the last day of the month that is six (6) months following the date of the termination notice.

6.17      Repayment of Revolving Credit Facility. Immediately prior to, or concurrently with, Closing, the Company shall use its cash on hand to repay the Revolving Credit Facility. To the extent that, at that time, the Company’s cash on hand is insufficient to repay the Revolving Credit Facility in full, Parent shall pay the shortfall so that, effective at the Closing, the Revolving Credit Facility shall have a zero balance and will be terminated.

ARTICLE 7
CONDITIONS TO CONSUMMATION OF THE MERGER

7.1        Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger will be subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

(a)            This Agreement shall have been duly adopted by the Required Vote at a duly called Company Stockholders Meeting.

(b)            The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c)            (i) No Specified Governmental Entity shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Merger or imposing a Non-Required Remedy, (ii) there shall not be pending, or threatened in writing, any Proceeding by any Specified Governmental Entity seeking to restrain or prohibit the consummation of the Merger or to impose a Non-Required Remedy, other than in connection with any Proceeding involving the Company or any of its officers or directors relating to this Agreement or the transactions contemplated hereby which is brought by or on behalf of stockholders of the Company, whether as an individual or a purported class or derivative action; and (iii) there shall be no statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Governmental Entity to the Merger, other than the application to the Merger of applicable waiting periods under the HSR Act, that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger or imposing a Non-Required Remedy.

7.2        Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

(a)            (i) Each representation or warranty of the Company contained in Section 4.1, Section 4.2, Section 4.3, Section 4.11(b), Section 4.22, Section 4.23 and Section 4.24 of this Agreement shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except for any representation and warranty that is expressly made as of a specific date or time, which needs only be true and correct in all respects as of such date or time) and (ii) all other representations and warranties of the Company contained in this Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except for any representation and warranty that is expressly made as of a specific date or time, which needs only be true and correct in all respects as of such date or time), except with respect to this clause (ii) as has not had and would not reasonably be expected to have, individually or in the aggregate with all other such failures to be true or correct, a Company Material Adverse Effect.

(b)            The Company shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)            Since the date of this Agreement, there shall have not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, which has had or reasonably would be expected to have a Company Material Adverse Effect.

(d)            Parent shall have received a certificate of the Company, executed by an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 7.2 have been satisfied.

(e)            The Company shall have obtained the consent, approval or other authorization of each Person that is not a Governmental Entity and whose consent, approval or authorization is required in connection with the valid authorization, execution, delivery and performance of this Agreement or the consummation of the Merger, in each case, except where the failure to obtain any such consent, approval or authorization would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)             The Company shall have obtained the third party consents set forth on Section 7.2(f) of the Company Disclosure Letter in form and substance reasonably acceptable to Parent.

7.3        Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger will be subject to the satisfaction or (to the extent permitted by applicable Law) written waiver at or prior to the Effective Time of each of the following conditions:

(a)            Each representation or warranty of Parent and Merger Sub contained in the Agreement (without giving effect to any references to any Parent Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except for any representation and warranty that is expressly made as of a specific date or time, which needs only be true and correct in all respects as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other such failures to be true or correct, a Parent Material Adverse Effect.

(b)            Each of Parent and Merger Sub shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)            The Company shall have received a certificate of Parent, executed by an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in subsections (a) and (b) of this Section 7.3 have been satisfied.

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1        Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after adoption of this Agreement by the stockholders of the Company or of Merger Sub:

(a)            by mutual written consent of Parent and the Company, by action of their respective Boards of Directors, at any time prior to the Effective Time;

(b)            by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity has issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or imposing a Non-Required Remedy, which Order or other action has become final and nonappealable (which Order the party seeking to terminate this Agreement has used commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 6.5);

(c)            by either the Company or Parent, if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment or postponement of the Company Stockholders Meeting) and the Required Vote is not obtained;

(d)            by Parent, at any time prior to the Effective Time if a Triggering Event has occurred;

(e)            by the Company, concurrently with the Company Board’s causing the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.3(e); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available unless the Company shall have complied in all material respects with Section 6.3;

(f)             by Parent or the Company, if the Effective Time has not occurred on or before November 14, 2013 (the “Outside Date”); provided, that neither Parent, on the one hand, nor the Company, on the other hand, may terminate this Agreement pursuant to this Section 8.1(f) if such party’s material breach of this Agreement was the proximate cause of the failure of the Effective Time to occur as of the time of such termination;

(g)            by Parent, if: (i) there is an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement or a breach of any covenant of the Company contained in this Agreement, in any case, such that any condition to the Merger in Section 7.2(a) or Section 7.2(b) is not satisfied, (ii) Parent has delivered to the Company written notice of such Uncured Inaccuracy or breach (a “Breach Notice”) and (iii) either such Uncured Inaccuracy or breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of (x) the Outside Date and (y) the thirtieth calendar day after delivery of such Breach Notice to the Company; provided, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if, at such time, there is an Uncured Inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement or a breach of any covenant of Parent or Merger Sub contained in this Agreement, in any case, which Uncured Inaccuracy or breach would result in the failure to satisfy any condition to the Merger contained in Section 7.3(a) or Section 7.3(b);

(h)            by the Company, if: (i) there is an Uncured Inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement or breach of any covenant of Parent or Merger Sub contained in this Agreement such that any condition to the Merger in Section 7.3(a) or Section 7.3(b) is not satisfied, (ii) the Company has delivered to Parent written notice of such Uncured Inaccuracy or breach and (iii) either such Uncured Inaccuracy or breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of (x) the Outside Date and (y) the thirtieth calendar day after delivery of such written notice to Parent; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(h) if, at such time, there is an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement or a breach of any covenant of the Company contained in this Agreement, in any case, which Uncured Inaccuracy or breach would result in the failure to satisfy any condition to the Merger contained in Section 7.2(a) or Section 7.2(b); or

(i)             by the Company if (i) all of the conditions to Closing set forth in Section 7.1 and Section 7.2 have been satisfied or waived as of such date of termination (or, with respect to conditions capable of being satisfied only at Closing, upon an immediate Closing, would be satisfied as of such Closing), (ii) the Company is ready, willing and able to effect the Closing in accordance with the terms hereof and (iii) Parent and Merger Sub have breached their obligation to consummate the Merger in accordance with this Agreement and remain in breach five Business Days following written demand by the Company.

8.2        Effect of Termination.

(a)            In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement will forthwith become void and of no effect, and there will be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors except with respect to this Section 8.2 and Article 9, subject to the limitations in Section 8.3.

(b)            In the event that this Agreement is terminated pursuant to Section 8.1(d) or Section 8.1(e), then the Company will pay to Parent concurrent with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent (A) a termination fee of $2,426,450.00 (the “Breakup Fee”) plus (B) the Expense Reimbursement Amount.

(c)            In the event that this Agreement is terminated pursuant to (i) Section 8.1(c), (ii) Section 8.1(g) or (iii) Section 8.1(f) in circumstances where Parent would have had the right to terminate pursuant to Section 8.1(g) but for such termination pursuant to Section 8.1(f), then, in any such case, not later than three Business Days following the date of such termination, the Company will pay to Parent the Expense Reimbursement Amount.

(d)            In the event that this Agreement is terminated pursuant to Section 8.1(c), Section 8.1(f) or Section 8.1(g), and prior to the date of termination of this Agreement an Acquisition Proposal shall have been made known to the Company Board and is not definitively withdrawn prior to the tenth calendar day prior to the date of termination (with respect to any termination pursuant to Section 8.1(c) or Section 8.1(f)) or the fifth calendar day prior to the delivery of the applicable Breach Notice (with respect to any termination pursuant to Section 8.1(g)), and on or prior to the 18-month anniversary of the termination of this Agreement, (x) the Company enters into a definitive written agreement providing for the consummation of any Acquisition Proposal or (y) any Acquisition Proposal is consummated, then on the earlier to occur of the event described in clause (x) of this sentence and the event described in clause (y) of this sentence, the Company will pay to Parent (A) the Breakup Fee and (B) the excess of the Expense Reimbursement Amount over any amount previously paid in respect of the Expense Reimbursement Amount pursuant to Section 8.2(c) (provided, that for purposes of this Section 8.2(d), the term “Acquisition Proposal” will have the meaning assigned to such term in Section 1.1, except that the references to “20%” will be deemed to be references to “a majority”).

(e)            In the event that this Agreement is terminated pursuant to (i) Section 8.1(h) or (ii) Section 8.1(f) in circumstances where the Company would have had the right to terminate pursuant to Section 8.1(h) but for such termination pursuant to Section 8.1(f), then, in any such case, not later than three Business Days following the date of such termination, Parent will pay to the Company the Expense Reimbursement Amount.

(f)             In the event this Agreement is terminated pursuant to Section 8.1(i), not later than two Business Days following the date of such termination, Parent will pay to the Company (A) a termination fee of $2,426,450.00 (the “Reverse Termination Fee”) plus (B) the Expense Reimbursement Amount.

(g)            All payments under this Section 8.2 will be made by wire transfer of immediately available funds to an account designated in writing by Parent. Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 8.2 does not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate the respective parties in the circumstances in which such amount is payable for their respective efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Accordingly, if either party to this Agreement fails to promptly pay the amount payable when due pursuant to this Section 8.2 (such party, the “Owing Party”), and in order to obtain such payment, the other party commences a suit that results in a judgment against the Owing Party for the unpaid amount, the Owing Party will pay to such other party, from the date such payment was required to be made, interest at the Default Rate on such unpaid amount as determined in the judgment.

8.3        Limitations.

(a)            Notwithstanding anything to the contrary contained in this Agreement, in any circumstance in which the Breakup Fee and/or the Expense Reimbursement Amount, as applicable, is required to be paid to Parent pursuant to Section 8.2 as a result of a termination of this Agreement, Parent’s right to receive the Breakup Fee and/or the Expense Reimbursement Amount, as applicable, pursuant to Section 8.2 (including any right to receive any remaining Expense Reimbursement Amount pursuant to Section 8.2(d) following a payment pursuant to Section 8.2(c)), and any interest payable pursuant to Section 8.2(g), shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent and its Affiliates against the Company and its Affiliates for any loss suffered as a result of any breach of this Agreement (including any willful and material breach), or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon such termination and receipt of the full amount of the Breakup Fee and/or the Expense Reimbursement Amount payable hereunder, if any, and any interest thereon payable pursuant to Section 8.2(g), none of the Company or any of its Affiliates or Representatives shall have any further liability or obligation, including consequential, indirect or punitive damages, relating to or arising out of any breach of this Agreement (including any willful and material breach), or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith or therewith; provided, that the foregoing shall not impair the rights of Parent to obtain injunctive relief pursuant to Section 9.12 prior to any termination of this Agreement. The maximum aggregate monetary liability of the Company and its Affiliates for any loss suffered as a result of any breach of this Agreement (including any willful and material breach), or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, shall be limited to the Breakup Fee and/or the Expense Reimbursement Amount payable hereunder, if any, and any interest thereon payable pursuant to Section 8.2(g), and in no event shall Parent, Merger Sub or any of their respective Affiliates or Representatives seek to recover any money damages (including consequential, indirect or punitive damages) in excess of such amount.

(b)            Notwithstanding anything to the contrary contained in this Agreement, in any circumstance in which the Reverse Termination Fee and/or the Expense Reimbursement Amount is required to be paid to the Company pursuant to Section 8.2 as a result of a termination of this Agreement, the Company’s right to receive the Reverse Termination Fee and/or the Expense Reimbursement Amount, as applicable, pursuant to Section 8.2, and any interest payable pursuant to Section 8.2(g), shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of the Company and its Affiliates against Parent, Merger Sub, the financing sources and their respective Affiliates for any loss suffered as a result of any breach of this Agreement (including any willful and material breach), or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon such termination and receipt of the full amount of the Reverse Termination Fee and/or the Expense Reimbursement Amount payable hereunder, if any, and any interest thereon payable pursuant to Section 8.2(g), none of Parent, Merger Sub, the financing sources or any of their respective Affiliates or Representatives (the “Parent Group”) shall have any further liability or obligation, including consequential, indirect or punitive damages, relating to or arising out of any breach of this Agreement (including any willful and material breach), or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith or therewith. No Parent Group member, except Parent and Merger Sub to the extent set forth herein, shall have any liability for any obligation or liability of the parties pursuant to this Agreement or for any claim for any loss suffered as a result of any breach of this Agreement (including any willful and material breach), or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise. The maximum aggregate monetary liability of Parent, Merger Sub and their respective Affiliates for any loss suffered as a result of any breach of this Agreement (including any willful and material breach), or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, shall be limited to the Reverse Termination Fee and/or the Expense Reimbursement Amount payable hereunder, if any, and any interest thereon payable pursuant to Section 8.2(g), and in no event shall the Company or any of its Affiliates or Representatives seek to recover any money damages (including consequential, indirect or punitive damages) in excess of such amount.

8.4        Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company or of Merger Sub; provided, however, that, after adoption of this Agreement by such stockholders, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

8.5        Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any Uncured Inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 9
GENERAL PROVISIONS

9.1        Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time.

9.2        Fees and Expenses. Subject to Section 8.2 and except as otherwise expressly provided herein, all Expenses incurred by the parties hereto will be borne solely and entirely by the party which has incurred the same.

9.3        Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (i) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained) or (ii) on the next Business Day if transmitted by international overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Bellisio Foods, Inc.
1201 Harmon Place
Suite #302
Minneapolis, MN 55403
Attention:	Joel Conner
Facsimile: (612) 337-8427

with a copy to:

Centre Partners Management LLC
825 Third Avenue, 40th Floor
New York, NY 10022
Attn: Bruce Pollack
Facsimile: (212) 758-1830

with a copy to (for information purposes only):

Paul, Weiss, Rifkind, Wharton & Garrison, LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	John M. Scott
Steven J. Williams
Facsimile No.: (212) 757-3990

If to the Company, addressed to it at:

Overhill Farms, Inc.
2727 E. Vernon Avenue
Vernon, CA 90058
Attention:	James Rudis, President
Facsimile No.: (323) 582-6418

with a copy to (for information purposes only):

Rutan & Tucker, LLP
611 Anton Boulevard, Suite 1400
Costa Mesa, CA 92626
Attention:	Gregg Amber
Garett Sleichter
Facsimile No.: (714) 546-9035

9.4        Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

9.5        Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by reason of any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.6        Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Letter and Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and.

9.7        No Third Party Beneficiaries. Except as provided in Section 6.8 only, the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.8 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

9.8        Assignment. The Agreement will not be assigned by any party hereto by operation of Law or otherwise without the prior written consent of the other parties hereto, provided, that Parent or Merger Sub may assign any of their respective rights and obligations to any of their respective Affiliates or to any financing source for security purposes, and the enforcement of all rights and remedies that Parent or Merger Sub, as applicable, has against the Company, but no such assignment will relieve Parent or Merger Sub, as the case may be, of its obligations hereunder.

9.9        Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision.

9.10      Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)            This Agreement will be governed by, and construed in accordance with, the Laws of the State of Nevada, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Nevada or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Nevada.

(b)            Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any California State or federal court located in Los Angeles County, in the State of California, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(c).

9.11      Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

9.12      Specific Performance. The Company agrees that irreparable damage would occur and that Parent and Merger Sub would not have any adequate remedy at Law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement in accordance with its terms, Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court referred to in Section 9.10(b), this being in addition to any other remedy to which they are entitled at Law or in equity.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OVERHILL FARMS, INC.

By:	/s/ James Rudis
Name: James Rudis
Title: President and Chief Executive Officer

BELLISIO ACQUISITION CORP.

By:	/s/ John Stiker
Name: John Stiker
Title: Vice President

BELLISIO FOODS, INC.

By:	/s/ John Stiker
Name: John Stiker
Title: Secretary

[Signature Page – Agreement and Plan of Merger]

EXHIBIT A

EXHIBIT B